Contact

www.linkedin.com/in/ryanduitch
(LinkedIn)

Top Skills

Finance
Portfolio Management
Investments

Certifications

Honored Listee
Graduate Certificate in Technology
Commercialization

Honors-Awards

Lloyd Greif Fostering
Entrepreneurship Award
Beta Gamma Sigma
Dean's Fellowship

Ryan Duitch

Founder and CEO at Arro
Santa Monica, California, United States

Summary

I am a passionate entrepreneur excited to take on and solve complex challenges.   Entrepreneurs who are not afraid to take risks and are methodical in how they approach problems and solutions can change the world.

I love connecting with other driven professionals working on big problems and even bigger ideas.

I'm currently building a FinTech venture that is focused on fair credit and financial literacy. Please reach out if you have a similar passion.

Experience

Arro
Founder and CEO
May 2021 - Present (3 years 8 months)
Los Angeles

We are democratizing credit for the 150 million people shut out of mainstream credit in providing fair low interest access through financial literacy.

Field Day
Co-Founder
May 2017 - May 2021 (4 years 1 month)
Marina Del Rey

VC-Backed start-up providing multi-unit brands a plug and play solution to solve last mile marketing and sales needs. We have built a nationwide marketplace for brands to source curated brand ambassadors at a hyper local level.
- Oversaw customers, product, sales, business development, and operations to ensure success and growth.

Autodesk

6 months

Business Development eCommerce Analyst
September 2016 - November 2016 (3 months)

Analyzed opportunities to increase SMB sales through eCommerce platform

Intern eCommerce Evolution
June 2016 - August 2016 (3 months)
San Francisco Bay Area

Developed strategic recommendation to increase direct eCommerce revenue from small and medium sized businesses through infrastructure change, UX adjustments, marketing tactics, and product expansion.

AllianceBernstein
3 years 10 months

Senior Private Client Associate
September 2011 - March 2015 (3 years 7 months)
Los Angeles

Provide wealth management, portfolio strategy, and retirement planning advice to high net worth individuals, families, foundations and institutions
- Analyze financial assets to develop investment strategies and wealth forecasts consistent with clients' risk parameters & investment objectives
- Manage a team of three associates, oversee $1.5 billion of portfolio assets, and consult with clients and professional advisors regarding market and portfolio intricacies

Intern
June 2011 - August 2011 (3 months)
Century City, CA

- Conducted internal and external research on the firm's brand image to develop a marketing campaign, presented to senior executives, focused on building brand awareness among young professionals
- Worked closely with Advisors, Associates, and Managers to support business development and daily operations
- Initiated and managed a national capital markets update for interns throughout six offices

Duitch Consulting Group
Associate
June 2009 - March 2015 (5 years 10 months)

Strategic and Financial Consulting/C.P.A. Firm

- Analyzed financial strategies, developing and co-presenting efficiency and cost cutting recommendations while building comprehensive financial models

Satya Direct, LLC
Business Development
January 2012 - December 2013 (2 years)
Santa Monica, CA

Branding, Marketing and Distribution for Consumer Products
- Co-developed and delivered pitches differentiating the company's unique strengths, while detailing cash flow projections and branding campaigns, to prospective clients, resulting in $200k of new client revenues
- Constructed profit & loss models and templates designed to forecast the performance of individual product lines and support product-specific decisions

Vertical Branding
Marketing Assistant
June 2007 - September 2008 (1 year 4 months)

Marketing and Distribution for Direct Response Driven Consumer Products
· Worked with business development to acquire new product line and expand channels of distribution, which generated $30 million in revenue

Ryan Duitch Tutoring
Founder
August 2004 - June 2007 (2 years 11 months)

Founded math tutoring business to serve high school students in the Los Angeles area
• Generated $5000 profit per semester through personal clients and a percentage of profit of employee hours

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Education

University of Southern California - Marshall School of Business
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies · (2015 - 2017)

University of California, Berkeley - Walter A. Haas School of Business
B.S, Business Administration · (2007 - 2011)